                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-71451




                                 447,900 SHARES

                                ---------------

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.

                                  COMMON STOCK

                                 ---------------

         This prospectus covers the sale of up to 447,900 Shares of our Common Stock.

         Our Common Stock is traded on the New York Stock Exchange under the symbol "KES." The closing sales price of the Common Stock on January 25, 1999 was $8.44 per share.

         Certain of the Company's stockholders are selling the Shares of Common Stock. The Company will not receive any proceeds from the sale.

         INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 ---------------

         THE SHARES HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is February 9, 1999.

                                 ---------------

                                TABLE OF CONTENTS

                                                           PAGE
Where You Can Find More Information...................       2
About the Company.....................................       5
Risk Factors..........................................       7
Use of Proceeds.......................................      17
Selling Stockholders..................................      17
Plan of Distribution..................................      18
Legal Matters.........................................      20
Experts...............................................      20

     WE HAVE NOT AUTHORIZED ANYONE (INCLUDING ANY SALESMAN OR BROKER) TO GIVE ORAL OR WRITTEN INFORMATION ABOUT THIS OFFERING THAT IS DIFFERENT FROM THE INFORMATION INCLUDED IN THIS PROSPECTUS OR THAT IS NOT INCLUDED IN THIS PROSPECTUS.

                                 ---------------

     NOTE: We sometimes refer to ourselves in this prospectus as the "Company." Whenever we refer to ourselves in this prospectus, we intend to include our consolidated subsidiaries, unless the context otherwise requires.

                                 ---------------

                       WHERE YOU CAN FIND MORE INFORMATION

     Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

                  -        New York Regional Office
                           Seven World Trade Center
                           Suite 1300
                           New York, New York  10048

                  -        Chicago Regional Office
                           Citicorp Center
                           500 West Madison Street
                           Suite 1400
                           Chicago, Illinois  60661

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


         You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the Commission. You can also inspect information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus is part of a registration statement that we filed with the Commission (Registration No. 333-71451).

         The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Selling Stockholders sell all the Shares.

         -  Our Annual Report on Form 10-K for the year ended December 31, 1997;

         - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

         -  Our Current Report on Form 8-K filed January 16, 1998; and

         -  Our Registration Statement on Form 8-A filed on April 29, 1968.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                          5430 LBJ Freeway, Suite 1440,
                              Three Lincoln Centre
                            Dallas, Texas 75240-2697
                         Attention: Ms. Sandra K. Myers,
                               Corporate Secretary
                            Telephone: (972) 458-0028

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The Selling Stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the respective document.


                           FORWARD-LOOKING STATEMENTS

         This prospectus (including information included or incorporated by reference herein) contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which represent our expectations or beliefs concerning future events that involve risks and uncertainties. All statements other than statements of historical facts included in this prospectus (including, without limitation, the statements under "About the Company" and elsewhere herein) are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual future results or trends to differ materially from future results or trends expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed under the heading "Risk Factors," beginning on page 7 of this prospectus, and prospective investors are urged to consider carefully such factors.


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


                                ABOUT THE COMPANY

         WHAT WE DO. We manufacture steel fabricated wire products, industrial wire and carbon steel rod for the agricultural, industrial, construction, original equipment manufacturer and retail consumer markets. We are vertically integrated, converting substantially all of our fabricated wire products and industrial wire from carbon steel rod produced in our steel mini-mill. Our vertical integration allows us to benefit from the higher and more stable margins associated with fabricated wire products as compared to carbon steel rod, as well as from lower production costs of carbon steel rod as compared to wire fabricators who purchase rod in the open market.

         OUR PRODUCTS AND CUSTOMERS. Our fabricated wire products include fencing, barbed wire, welded and woven hardware cloth and nails. We sell these products to agricultural, construction, industrial, consumer do-it-yourself and other end-user markets. We serve these markets through distributors, merchandisers and consumer do-it-yourself chains such as Home Depot U.S.A., Inc., Lowe's Companies, Inc. and McCoy's Building Supply Center. A significant proportion of these products are sold to agricultural, consumer do-it-yourself and other end-user markets, which we believe are typically less cyclical than many steel consuming end-use markets such as the automotive, construction, appliance and machinery manufacturing industries. Approximately 70% of our fabricated wire products net sales are generated by sales under our RED BRAND trademark, a widely recognized brand name in the agricultural and construction fencing marketplaces for more than 70 years.

         We also sell industrial wire, an intermediate product used in the manufacture of fabricated wire products, to third parties who are generally not in competition with us. Our industrial wire customers include manufacturers of nails, coat hangers, barbecue grills, air conditioners, tools, refrigerators and other appliances. We also sell into the open market carbon steel rod which we are not able to use in our downstream fabricated wire products and industrial wire operations.

         PROPOSED NEW BUSINESS. We recently announced that we intend to form a joint venture that will market and distribute wire, wood and plastic products to the consumer lawn and garden market.

         OUR CORPORATE HISTORY. We are the successor to Keystone Steel & Wire Company, which was founded in 1889. In 1981, Contran Corporation ("Contran") and entities affiliated with Contran acquired an interest in us and subsequently acquired a majority of our outstanding capital stock. Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee, or by Mr. Simmons directly. At December 31, 1998, Contran and other entities related to Mr. Simmons held approximately 50% of our outstanding capital stock. Contran and Mr. Simmons may be deemed to control us.

         OUR ADDRESS AND PHONE NUMBER. Our principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240-2697. Our telephone number at that address is (972) 458-0028.

                                  RISK FACTORS

         You should carefully consider the risk factors set forth below, as well as the other information in this Prospectus, in evaluating whether to purchase the Shares.

         CONTROL PERSON AND POTENTIAL CONFLICTS OF INTEREST. Contran beneficially owns, directly and indirectly, with its affiliates approximately 50% of the outstanding shares of our Common Stock. Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. Accordingly, each of Contran and us may be deemed to be controlled by Mr. Simmons. The election of directors and taking of other corporate actions, including mergers, requiring the approval of our stockholders, may be controlled by Contran. Therefore, Contran could participate in a transaction which could precipitate a "change of control" which could require us to repurchase our $100 million Senior Secured Notes (issued in August 1997) at 101% of the principal amount then outstanding plus accrued and unpaid interest, if any. There can be no assurance that we would be able to complete such a repurchase. In addition, a "change of control" constitutes an event of default under our primary revolving credit facility, which may, under certain circumstances, constitute an event of default under our Indenture relating to our Senior Secured Notes.

         Certain of our officers and directors are also officers and directors of Contran or of entities that may be deemed to be controlled by or affiliated with Contran and/or Harold C. Simmons. In addition, from time to time, corporations that may be deemed to be controlled by or affiliated with Harold C. Simmons, including us, engage in (i) intercorporate transactions with related companies, including guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, sales, leases and exchanges of assets, including securities issued by both related and unrelated parties, and (ii) common acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions may involve both related and unrelated parties and may include transactions which result in the acquisition by one related party of a publicly-held minority equity interest in another related party. Depending upon the business, tax and other objectives then relevant, it is possible that we might be a party to one or more such transactions in the future. The foregoing relationships, transactions and agreements may create potential conflicts of interest. It is, however, our policy to engage in transactions with related parties on terms, in our opinion, no less favorable to us than could be obtained from unrelated parties.


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

         ENVIRONMENTAL MATTERS. Our operations are affected by a variety of environmental laws and regulations. Many of these laws and regulations require permits to operate the facilities to which they pertain. Denial, revocation, suspension or expiration of such permits could adversely effect the ability of a facility to continue operations.

         We generate hazardous materials, wastewater and air emissions in the ordinary course of our business. We are subject to federal, state and local environmental laws and regulations governing, among other things, wastewater, air emissions, toxic use reduction and hazardous materials disposal. We are currently involved in a six-phase closure of several inactive hazardous waste surface impoundments at our Peoria facility. We are also subject to federal and state "Superfund" and other legislation that impose cleanup and remediation liability upon present and former owners and operators of, and persons that generated hazardous waste deposited in, sites determined by federal and state regulators to contain hazardous waste.

         The United States Environmental Protection Agency ("EPA") has notified us that we are a potentially responsible party under the federal Superfund statute for the alleged release or threat of release of hazardous waste into the environment in several instances. Most of these instances involve the cleanup of landfills and disposal facilities which allegedly received hazardous waste generated by us, DeSoto, Inc. (our subsidiary that we acquired in September
1996) or our respective predecessors. We incurred expenses associated with environmental matters of $3.6 million in 1995, $6.7 million in 1996 and $385,000 in 1997 and $93,000 during the first nine months of 1998. At September 30, 1998, our financial statements reflected total accrued liabilities of $14.3 million to cover estimated remediation costs arising from environmental issues relating to these matters. Although we have established an accrual for estimated future required environmental remediation, there is no assurance as to the ultimate cost of remedial measures that might eventually be required by environmental authorities or that additional environmental hazards, requiring additional remedial expenditures, might not be asserted by such authorities or private parties. Accordingly, the costs of remedial measures may exceed the amounts accrued.

         Environmental legislation and regulations and related administrative policies have changed rapidly and significantly in recent years. We may be subject to increasingly stringent environmental standards in the future (including those under the Clean Air Act Amendments of 1990, the Clean Water Act Amendments of 1990, storm water permit programs and toxic use reduction programs) and we may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. Accordingly, our actual

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

future expenditures for installation of, and improvements to, environmental control facilities and other similar matters cannot be conclusively determined.

         We are subject to (and may in the future be subject to) legal proceedings brought by private parties or governmental agencies with respect to environmental matters. There is no assurance that expenditures or proceedings of the nature described above, or other expenditures or liabilities resulting from hazardous substances located on our property or used or generated in the conduct of our business, or resulting from circumstances, actions, proceedings or claims relating to environmental matters, will not have a material adverse effect on us.

         CYCLICALITY, COMPETITION AND OTHER MARKET FACTORS. The steel and wire business and the markets that we serve are highly cyclical and competitive and include both domestic and foreign competitors. The economic recession during the early 1990s significantly reduced industry profitability. Most domestic integrated steel producers suffered substantial losses as a result of the economic recession, high levels of steel imports, worldwide production overcapacity, a strong U.S. dollar and increased domestic and international competition. Worldwide overcapacity in the steel industry continues to exist and since the expiration of certain voluntary restraint agreements with certain foreign governments in 1992, imports of rod and certain wire products have increased. We believe that certain competitors may increase their rod production capacity in the next few years, which could adversely affect rod pricing generally and increase competition among rod manufacturers.

         Certain of our competitors have significantly greater financial and other resources than we do, which could affect our ability to compete effectively. In addition, changes in currency exchange rates may result in increased competition from foreign manufacturers. Accordingly, any significant economic downturn in the domestic or worldwide economy, increase in steel imports, increase in production, increase in the strength of the U.S. dollar or increase in domestic or international competition would likely have an adverse effect on our results of operations and financial condition.

         SCRAP STEEL, OTHER MATERIAL AND ENERGY COSTS. Scrap steel is the principal raw material that we and other mini-mill producers use in producing steel rod. The purchase of scrap steel is highly competitive and its price volatility is influenced by periodic shortages, freight costs, weather and other conditions beyond our control. The cost of scrap steel has fluctuated significantly in the past, and may fluctuate significantly in the future, and we cannot predict accurately the future price of scrap and are not always able to pass on higher scrap costs by increasing the selling prices of our products. We have not entered into any long-term contracts for the purchase or supply of scrap steel and it is, therefore, subject to price fluctuations. In addition to scrap steel, our production is

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

dependent upon the availability of certain other materials and adequate energy supplies.

         Our manufacturing processes consume large amounts of energy in the form of electricity and natural gas. We purchase electrical energy for our Peoria, Illinois facility from a regulated utility under an interruptible service contract which provides for more economical electricity rates but allows the utility to refuse or interrupt power to our manufacturing facilities during periods of peak demand. Such interruptions in energy supply have adversely affected our rod production in the past and may do so in the future. During the 1998 second quarter we entered into a new service contract with the electric utility at our Peoria facility. The new contract requires us to pay higher rates during months with high demands. Overall, the new contract is expected to increase our energy costs approximately $2 million per year, as compared to the prior contract. Significant increases in the cost, or interruption in the supply, of scrap steel, other raw materials or energy supplies could adversely affect our liquidity, financial condition and results of operations.

         PLANT UTILIZATION AND CAPACITY. In order to operate profitably, we must effectively utilize our production capacity and successfully market our products in highly competitive markets. Due to significant costs associated with idling a steel mill, it is critical that we fully utilize our steel manufacturing capacity. We anticipate the new caster, which was installed in September 1998 as a part of our capital improvements program, will expand our billet producing capacity by approximately 18%. There is no assurance, however, that we will be able to utilize fully our expanded billet capacity. Furthermore, any of the following factors could result in operating our steel and rod mills and our industrial wire and wire products facilities at lower, less than optimal, capacity levels:

         -  an economic downturn;
         -  our failure to compete effectively in our major markets; or
         - a failure of plant or equipment requiring significant capital expenditures or time to repair.

         RISKS IN IMPLEMENTING CAPITAL IMPROVEMENTS PROGRAM. A key element of our business strategy is to achieve cost savings and production efficiencies through major capital improvements. Timely completion of the several components of the capital improvements plan are subject to a number of uncertainties, including the need to complete the engineering, design and construction of the improvements and the task of bringing the new production facilities up to production capacity while minimizing production interruptions. There is no assurance that we will not experience delays and difficulties with respect to such efforts, which may include construction delays, production interruptions and the diversion of resources from our other operations.

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

         During 1997, we began a three year, $75 million capital improvement program to upgrade some of our plant and equipment and eliminate production capacity bottlenecks in order to reduce costs and improve production efficiency. The principal components of our capital improvements program include reconfiguring our electric are furnace, replacing the caster and upgrading our wire and rod mills. During September 1998, we completed the installation of the new caster which was the single largest project in the capital improvement program. We completed significantly all of the capital improvements by December 31, 1998. We, however, expect that efficiencies resulting from the installation of the new caster to improve over the next year as employees become more familiar with the operation of the new caster.

         Furthermore, our ability to achieve, within budgeted time frames, the anticipated cost savings, operating efficiencies, yield improvements and other benefits from the capital improvements plan is subject to significant uncertainties, certain of which are beyond our control. There is no assurance that such anticipated cost savings or yield improvements or other benefits will be realized within budgeted time frames or that sufficient demand will exist for the products that we can produce as a result of such improvements, any of which could have a material adverse effect on us.

         OPERATING RESULTS AND LIQUIDITY. Although we have reported net income in recent years, in order to meet our financial obligations during such years we have relied to a significant extent upon borrowed funds. In 1997, we increased our net borrowings by $50 million in part to fund $11 million of payments associated with completing our acquisition of Engineered Wire Products, Inc. ("EWP"), to fund our capital expenditures program and to finance operating activities.

         We incur significant on-going costs for plant and equipment, environmental matters and employee welfare benefits for current and retired employees, which leave us vulnerable to business downturns. Any of the following events could materially and adversely affect our results of operations and liquidity:

         -  a significant decline in our sales,
         -  an inability to maintain satisfactory production levels,
         -  a significant increase in our scrap, other material or energy costs,
         - additional liabilities under environmental laws and regulations with respect to conducting our operations or the disposal and cleanup of wastes beyond those amounts already accrued,
         - significant increases in pension and welfare benefits expense or funding requirements,


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

         -  significant increases in interest rates, or
         -  other significant unanticipated costs.


         HIGH LEVEL OF INDEBTEDNESS; ABILITY TO SERVICE INDEBTEDNESS. We are highly leveraged. At September 30, 1998, our aggregate outstanding indebtedness was approximately $119.6 million, including $16.2 million under our revolving credit facilities. We had an additional $44 million available for borrowing under our $61 million of revolving credit facilities at September 30, 1998, subject to certain limitations provided in the Indenture relating to our $100 million in Senior Secured Notes that we issued in August 1997. We expect our total debt service requirements through the end of 1999, including both principal and interest payments, will approximate $3.5 million per quarter or $14.0 million per year based on our level of indebtedness at September 30, 1998. Our ability to make scheduled payments of interest on, or to refinance, or pay when due the principal on our Senior Secured Notes, revolving credit facilities or our other secured indebtedness, depends on our future operating performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control.

         RESTRICTIVE COVENANTS AND ASSET ENCUMBRANCES. Our revolving credit facilities contain certain financial and other covenants, including covenants requiring us to maintain certain financial ratios and restricting our ability from incurring additional indebtedness or from creating or suffering to exist certain liens. Our ability to comply with these provisions may be affected by events beyond our control, including, for example, an increase in the price of scrap steel and other materials we use or a decrease in the demand for, or market price of, our products. If we are unable to comply with the financial or other restrictive covenants under our revolving credit facilities at any time in the future, there can be no assurance that the lenders would agree to any necessary amendments or waivers. In such a case, the failure to obtain amendments or waivers could have a material adverse effect upon our ability to meet our obligations, including obligations with respect to our Senior Secured Notes. A failure to make any required payment under our principal revolving credit facility or any of our other indebtedness or to comply with any of the financial and operating covenants included therein could result in an event of default thereunder, permitting the lender to accelerate the maturity of the indebtedness under our principal revolving credit facility and to foreclose upon the lender's collateral, and, depending upon the action taken by such lender, delaying or precluding payment of principal of, premium, if any, or interest on our Senior Secured Notes. The Indenture also has certain covenants which, if not complied with, would result in an event of default thereunder, permitting the acceleration of our Senior Secured Notes. Any such event of default or acceleration of our Senior Secured Notes could also result in an event of default or acceleration of our principal revolving credit facility or other of our indebtedness.


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

         SECURITY. Our Senior Secured Notes are secured by a second priority lien on substantially all of our existing and, subject to the terms of the Indenture, future fixed assets, including equipment acquired and improvements made pursuant to our capital improvements plan. The lien on our fixed assets will become a first priority lien upon the termination of the first priority lien in favor of the trust securing our contingent pension contribution obligations of approximately $2.4 million. We expect this obligation to decline in annual increments to nil by January 1, 2001.

         Our principal revolving credit facility is secured by all of our assets, other than our fixed assets. In the event of default under our principal revolving credit facility, the lender will have prior claim on such assets over other creditors, including the holders of our Senior Secured Notes. In addition, a "change of control" of the Company constitutes an event of default under our principal revolving credit facility, which may, under certain circumstances, constitute an "event of default" under our Indenture. If the lender accelerates the maturity of our revolving credit facility, there can be no assurance that we will have sufficient assets to satisfy our obligations under our Senior Secured Notes.

         SUBSTANTIAL EMPLOYEE POSTRETIREMENT OBLIGATIONS. We have substantial financial obligations related to our employee postretirement medical and life insurance benefits plans. Most of our employees and certain retired employees of our currently owned, sold or discontinued businesses are currently entitled to certain postretirement medical and life insurance benefits. Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other than Pensions," ("SFAS 106") requires that we accrue estimated future retiree medical and life insurance benefits rather than recognizing the costs as claims are paid. In accordance with SFAS 106, we have established a liability on our financial statements for the present value of the estimated future medical and life insurance benefit obligations based on various assumptions, such as the discount rate and the rate of increase of future health care costs. Changes in such assumptions or termination of the employee postretirement plans for medical and life insurance benefits could result in a material change in our postretirement medical and life insurance benefit obligation and the associated expense ("OPEB expense"). As of September 30, 1998, we had accrued a postretirement health care and life insurance benefit liability of $109.4 million. The OPEB expense for financial reporting purposes and cash payments for actual postretirement health care and life insurance claims were approximately $8.3 million and $7.6 million, respectively, during 1997. During the first nine months of 1998, OPEB expense and cash payments amounted to $6.1 million and $6.5 million, respectively. As medical costs rise, we expect our employee postretirement cash payments to increase.


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

         We also maintain a pension plan pursuant to which our current and former employees (and certain of the former employees of our predecessors) are entitled to pension benefits. As part of our acquisition of DeSoto in September 1996, we merged our three underfunded defined benefit pension plans with and into DeSoto's single overfunded defined benefit pension plan resulting in a plan that was overfunded for financial reporting purposes by $62 million at December 31, 1997. We are, however, still subject to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and we may be obligated in the future to make further contributions to our pension plan even though there is an "overfunding" for financial reporting purposes because the actuarial assumptions under ERISA are different than those we used for financial reporting purposes. Although we will not be obligated to make any payments to our pension plan in 1998, future pension plan funding obligations will be contingent upon various factors, including the performance of our pension plan's investments and changes in our actuarial assumptions, including our pension plan participants' mortality rates, length of service and salary amount prior to retirement.

         At September 30, 1998, approximately 97% of the assets of our pension plan were invested in a collective investment trust (the "Collective Trust") formed by Valhi, Inc. ("Valhi"), a majority owned subsidiary of Contran, to permit the collective investment by trusts which implement employee benefit plans maintained by Contran, Valhi and related companies, including the Company. The remainder of our pension plan and the Collective Trust's assets at September 30, 1998 were invested in United States Treasury Notes, corporate bonds and notes, investment partnerships, time deposits, commercial paper, foreign currency, certain real estate leased by us, various mutual funds invested in bonds, equity and real estate, mortgages and other short-term investments. Harold C. Simmons is the sole trustee and the sole member of the Trust Investment Committee for the Collective Trust.

         LIABILITIES ASSOCIATED WITH DESOTO. DeSoto is one of our wholly-owned subsidiaries and is subject to certain contingent liabilities, including contingent liabilities associated with environmental matters discussed above. We believe that DeSoto has established appropriate accruals for these contingencies. However, we acquired DeSoto in September 1996 and, accordingly, we have been managing the resolution of these contingencies for only a limited time. There is no assurance that the ultimate cost of these contingencies will not exceed the current accruals.

         LABOR RELATIONS. A majority of our workforce is represented by various labor organizations, including the Independent Steel Workers Alliance, the International Association of Machinists and Aerospace Workers (Local 1570), and the Local Union #40 -- An Affiliate of the International Brotherhood of Teamsters'

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

Chauffers Warehouseman and Helpers of America -- AFL-CIO (collectively, the "Unions"). We currently have collective bargaining agreements with all of the Unions, which expire at various times between May 1999 and November 2001. There can be no assurance, however, as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without production interruptions or the possible impact of future collective bargaining agreements, or the negotiation thereof, on our financial condition and results of operations.

         DIVIDENDS. We have not paid cash dividends on our common stock since 1977. Further, we are prohibited from paying dividends without the consent of the lender of our principal revolving credit facility. In addition, the Indenture related to our Senior Secured Notes limits our ability to pay dividends on our common stock. Accordingly, we do not anticipate paying any cash dividends in the foreseeable future.

         YEAR 2000 ISSUE. As a result of certain computer programs being written using two digits rather than four to define the applicable year, any of our computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 (the "Year 2000 Issue"). This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. Such failures could materially and adversely affect our results of operations, liquidity and financial condition.

         We are in the process of taking an inventory of our information systems to determine the modifications to existing software and new software required to mitigate any Year 2000 issues. Our evaluation includes information systems infrastructure, financial and administrative systems, process control and manufacturing operating systems as well as significant vendors and customers. We expect this inventory will be completed during the 1999 first quarter. Because the majority of our significant information systems have recently been installed or updated, many of our systems and related software are already Year 2000 compliant.

         We are utilizing both internal and external sources to reprogram or replace and test our software, and we expect to have our evaluation completed during the 1999 first quarter and required modifications completed prior to December 31, 1999.

         Although we expect our critical systems to be compliant by December 31, 1999, there is no assurance these results will be achieved. However, the impact of a failure of any of our information systems would be mitigated to the extent that

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

other alternate processes, including manual processes, were able to meet processing requirements. Presently, we expect alternate procedures would be able to meet our processing needs. In addition, excluding recent equipment additions that are Year 2000 compliant, a significant portion of our plant and equipment is aged and does not include imbedded chip technology susceptible to Year 2000 issues.

         We rely on third parties for raw materials, utilities, transportation and other key services. In addition, we are dependent upon our customers for cash flow. We have initiated formal communications with our significant suppliers and large customers to determine the extent to which we are vulnerable to those third parties' failure to eliminate their own Year 2000 Issues. We presently expect to complete these third party communications during the 1999 first quarter and will at that time begin developing contingency plans for potential noncompliance by these third parties. Year 2000 Issues that adversely impact these third parties could also effect our operations. There can be no assurance the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our systems, would not have a material adverse effect on us.

         Because we have not completed the evaluation of our Year 2000 Issue, we are not able to quantify the costs that may be incurred in order to eliminate any Year 2000 Issues. The total costs that will be incurred by us in connection with resolving our Year 2000 Issues will be impacted by our ability to successfully identify our Year 2000 Issues, the level of effort required to remediate the issue and the ability of third parties to successfully address their own Year 2000 Issues. Total costs incurred to date relative to the remediation of our Year 2000 Issues have been expensed as incurred and have not been material.

         The costs of the project and the date on which we plan to complete our Year 2000 assessment and remediation are based on management's estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ significantly from those plans. Specific factors that might cause differences from management's estimates include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer codes, and similar uncertainties. We believe that we are devoting the necessary resources to identify and resolve significant Year 2000 Issues in a timely manner.

                                 USE OF PROCEEDS

         All of the Shares of our Common Stock offered hereby are being sold by the Selling Stockholders identified in the section of this prospectus captioned "Selling Stockholders." We will not receive any of the proceeds from the sale of the Shares. We will pay certain expenses relating to the offering, estimated to be approximately $50,000.


                              SELLING STOCKHOLDERS

         The following sets forth information regarding the Selling Stockholders and the Shares of our Common Stock that they are offering for sale pursuant to this Prospectus.

         The Selling Stockholders acquired the Shares offered hereby upon the exercise of warrants held by them. We issued the warrants to the Selling Stockholders in exchange for certain warrants they held which were exercisable for shares of the capital stock of DeSoto, a company that we acquired in September 1996 by means of a merger transaction.


               NAME                      SHARES BENEFICIALLY       NUMBER OF       SHARES BENEFICIALLY
----------------------------------         OWNED PRIOR TO        SHARES TO BE          OWNED AFTER
                                           THE OFFERING(1)        SOLD IN THE         THE OFFERING
                                      -----------------------      OFFERING      -----------------------
                                       NUMBER        PERCENT     ------------     NUMBER         PERCENT
                                      ---------    ----------                    --------        -------
Asgard Ltd........................    240,060          2.4%         149,300        90,760           .9%
William Spier(2)..................    345,262          3.5          142,632       202,630          2.1
LBN Investment Associates LP......     56,435            *           56,435            --           --
Parkway M&A Capital Corp..........    134,556          1.4           99,533        35,023           .4

------------------------
*Less than 1

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise noted, we believe that all persons named in the table above have sole voting and investment power with respect to all shares of our Common Stock owed by them, and beneficial ownership includes shares of our Common Stock underlying options or warrants that may be exercised within 60 days following January 27, 1999.
(2) Mr. Spier has been one of our directors since 1996. He served as the Chairman of DeSoto from 1991 to 1996, and the Chief Executive Officer of DeSoto from 1991 to 1994 and again from 1995 to 1996.

                              PLAN OF DISTRIBUTION

         All or part of the Shares may be offered by the Selling Stockholders from time to time in transactions on the New York Stock Exchange, Inc., in privately negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. For purposes of this Prospectus, the term "Selling Stockholder" includes donees, transferees, pledgees or other successors in interest of or to a Selling Stockholder that receive the Shares as a gift, partnership distribution or other non-sale related transfer. Each Selling Stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The methods by which the Shares may be sold or distributed may include, but are not limited to, the following:

         - a cross or block trade in which the broker or dealer engaged by a Selling Stockholder will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -  privately negotiated transactions;

         - short sales or borrowings, returns and reborrowings of the Shares pursuant to stock loan agreements to settle short sales;

         - delivery in connection with the issuance of securities by issuers, other than the Company, that are exchangeable for (whether on an optional or mandatory basis), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

         -  a combination of any such methods of sale or distribution.

         In effecting sales, brokers or dealers engaged by a Selling Stockholder may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from a Selling Stockholder or from the purchasers in amounts to be negotiated immediately prior to the sale. A Selling Stockholder may also sell the Shares in accordance with Rule 144 under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

         If the Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Shares specified in such prospectus supplement if any such Shares are purchased. This Prospectus also may be used by brokers who borrow the Shares to settle short sales of shares of our Common Stock and who wish to offer and sell such Shares under circumstances requiring use of the prospectus or making use of the prospectus desirable.

         From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts, calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith.

         None of the proceeds from the sales of the Shares by the Selling Stockholders will be received by the Company. The Company will bear certain expenses in connection with the registration of the Shares being offered by the Selling Stockholders, including all costs incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

         A Selling Stockholder, and any broker-dealer who acts in connection with the sale of Shares hereunder, may be deemed to be an "underwriter" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Stockholders, any underwriters and certain other participants in an underwriting or distribution of the Shares and their directors, officers, employees and agents against certain liabilities, including liabilities arising under the Securities Act.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Rogers & Hardin LLP, Atlanta, Georgia.


                                     EXPERTS

         The audited consolidated financial statements of Keystone Consolidated Industries, Inc. and subsidiaries included in our Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

         The audited financial statements of Engineered Wire Products, Inc. included in our Current Report on Form 8-K filed January 16, 1998 and incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of such firm as experts in accounting and auditing.